Exhibit 99.1
Gogoro Inc. Announces US$61.8 Million New Round of Equity Investments

TAIPEI, Taiwan, October 7, 2026 — Gogoro Inc. (“Gogoro,” the “Company” or “we”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems, today announced a second round of new equity investments by entities controlled by Mr. Chung-Yao Yin, a director of the Company (“Mr. Yin”) and certain strategic investors (collectively, the “Investors”). The aggregate amount of the new equity investments is expected to be approximately $61.8 million.

Pursuant to separate share purchase agreements that the Company has entered into with the Investors, the Company will issue and sell an aggregate of 24,936,057 ordinary shares of the Company, par value US$0.002 per share (the “Ordinary Shares”) to the Investors at a subscription price of US$2.48 per share, which was determined based on an agreed pricing mechanism and in compliance with applicable regulatory requirements. Upon completion of these new equity investments, Mr. Yin will fully discharge his obligation under the undertaking he provided to the Company’s lenders led by Mega International Commercial Bank Co., Ltd. as announced by the Company in September 2025.

The Investors include Gold Sino Asset Limited (“Gold Sino”) and Peng-Lin Investment Limited (“Peng-Lin”), both of which are controlled by Mr. Yin, and Ruen Hua Dyeing & Weaving Co., Ltd. (“Ruen Hua”) and Yi Tai Investment Co., Ltd. (“Yi Tai”). Upon completion of these new equity investments, Gold Sino is expected to beneficially own approximately 45.0% of the Company’s outstanding Ordinary Shares, Peng-Lin approximately 8.8%, and Ruen Hua and its affiliates approximately 21.9%.

These new equity investments are expected to further strengthen the Company’s capital base and support its continued business development and long-term growth strategy.

These new equity investments were approved by the audit committee and the board of directors of the Company. The Company will issue Ordinary Shares that are not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), to the Investors, and will grant the Investors certain customary registration rights with respect to such shares. Closing of these new equity investments is subject to certain customary closing conditions including any required clearance with Nasdaq. The Company expects that the remittance of these new equity investments will occur on or before October 13, 2026.

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 900 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change

Exhibit 99.1
the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding Gogoro’s ability to close the new equity investments, strengthen its capital base, continue business development, strengthen its financial discipline, operational execution, and long-term growth strategy; Gogoro’s future plans and growth strategy; and statements by Gogoro's chief executive officer and current and future chief financial officer. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to Gogoro incurring operating losses historically and expecting to incur significant expenses and continuing losses; Gogoro's declining cash position, dependence on a director associated with its largest shareholder to procure equity financing and ability to raise additional funds; future operating and financial results being subject to significant uncertainty; Gogoro not being able to execute on its strategy; challenges associated with strategic collaborations or alliances; Gogoro's failure to execute its growth strategy or manage growth effectively; Gogoro's failure to develop new products or technologies; Gogoro's failure to manage its supply chain; delays in launching the production of Gogoro's products and features; Gogoro's exposure to fluctuations in currency exchange rates; Gogoro facing strong competition; changes to fuel economy standards or the success of alternative fuels; Gogoro's dependence on the rapid adoption of and demand for ePTWs and battery swapping services; rapid technological change in the ePTW market; the timely release of new products by Gogoro; Gogoro's ability to protect its technology and intellectual property; risks related to maintaining and expanding Gogoro's international operations; macroeconomic factors including inflation and consumer confidence; and risks related to the Taiwan scooter market. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2025, which was filed on March 31, 2026 and in its subsequent filings with the SEC, copies of which are available on the

Exhibit 99.1
SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com